                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE PLAN YEAR ENDED DECEMBER 31, 1999



                           COMMISSION FILE NO: 1-9223



                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN



                        SERVICE MERCHANDISE COMPANY, INC.
                 P.O. BOX 24600, NASHVILLE, TENNESSEE 37202-4600
                                (MAILING ADDRESS)
           7100 SERVICE MERCHANDISE DRIVE, BRENTWOOD, TENNESSEE 37027
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                 PAGE
INDEPENDENT AUDITORS' REPORT                                      3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 1999 AND 1998:

   Statements of Net Assets Available for Benefits                4

   Statements of Changes in Net Assets Available for Benefits     5

   Notes to Financial Statements                                  6 - 9


SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 1999:

   Schedule of Assets Held for Investment Purposes               10

EXHIBIT INDEX                                                    11

SIGNATURES                                                       12

CONSENT:





NOTE: Other schedules not included have been omitted as they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
Service Merchandise Company, Inc.
  Savings and Investment Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Nashville, Tennessee
June 23, 2000

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                              1999            1998
                                                           -----------     -----------
ASSETS:
  Investments, at fair value:
    Shares of mutual funds                                 $63,308,148     $72,453,920
    Shares of Service Merchandise Company, Inc. common
      stock                                                    230,757         906,950
    Participant notes receivable                             3,363,415       5,030,526
                                                           -----------     -----------
        Total investments                                   66,902,320      78,391,396
                                                           -----------     -----------

  Receivables:
    Participants' contributions                                 86,591         137,815
    Interest                                                     4,469           7,916
                                                           -----------     -----------
        Total receivables                                       91,060         145,731
                                                           -----------     -----------
            Total assets                                    66,993,380      78,537,127
                                                           -----------     -----------

LIABILITIES:
  Payable to participants                                           --          56,338
                                                           -----------     -----------
            Total liabilities                                       --          56,338
                                                           -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                          $66,993,380     $78,480,789
                                                           ===========     ===========


The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                           1999              1998
                                                      ------------      ------------
Additions to net assets attributed to:
  Investment income:
    Net depreciation in fair value of investments     $ (1,042,819)     $ (4,868,365)
    Dividends and interest                               5,497,042         5,878,775
                                                      ------------      ------------
                                                         4,454,223         1,010,410
                                                      ------------      ------------
  Contributions:
    Participants'                                        6,272,255         8,002,653
    Employer's                                                  --           584,135
                                                      ------------      ------------
                                                         6,272,255         8,586,788
                                                      ------------      ------------
        Total additions                                 10,726,478         9,597,198
                                                      ------------      ------------

Deductions from net assets attributed to:
  Benefits paid to participants                         22,092,872        11,503,467
  Administrative expenses                                  121,015           165,930
                                                      ------------      ------------
        Total deductions                                22,213,887        11,669,397
                                                      ------------      ------------
Net decrease                                           (11,487,409)       (2,072,199)

Net assets available for benefits:
  Beginning of year                                     78,480,789        80,552,988
                                                      ------------      ------------
  End of year                                         $ 66,993,380      $ 78,480,789
                                                      ============      ============

The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a qualified defined contribution plan under section 401(a) and 401(k) of the Internal Revenue Code covering eligible associates of Service Merchandise Company, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      On March 27, 1999, the Company filed a voluntary petition for reorganization under Chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court seeking court supervision of the Company's restructuring efforts. The Company announced in February 2000 that the plan or plans of reorganization currently being considered involve a debt conversion of the Company's claims into new common equity of the reorganized company. Under such circumstances, the Company's existing common stock is highly speculative and is possibly worthless if the current plan of reorganization under consideration is consummated.

      The following brief description of the Plan is intended to give a general summary of its principal provisions. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      ELIGIBILITY - All associates are eligible upon completing one year of qualified service, as defined in the Plan agreement, and reaching a minimum age of 21.

      CONTRIBUTIONS - Associates may contribute through salary deferral from 1% to 15% of their annual pretax salary up to the maximum amount allowed by law. The Plan provides for a matching contribution to be made by the Company based on the ratio of "net profit," as defined, to net sales of the Company for the fiscal year corresponding with the previous Plan year. "Net profit" is defined as the Company's net profit 1) excluding any additional interest and expenses attributable to the Company's 1989 recapitalization, 2) excluding the provision for income taxes and any extraordinary items, and 3) excluding the pretax charge for restructuring costs taken in the first quarter of 1997 pursuant to a business restructuring plan adopted on March 25, 1997.

            NET PROFIT AS A PERCENTAGE OF COMPANY
             SALES FOR FISCAL YEAR CORRESPONDING             EMPLOYER MATCH
                   WITH PREVIOUS PLAN YEAR                     PERCENTAGE
                   -----------------------                     ----------
                             0%                                      0%
              Greater than 0% but less than 1%                      10%
                 1% or more but less than 2%                        20%
                 2% or more but less than 3%                        30%
                 3% or more but less than 4%                        40%
                         4% or more                                 50%

      The Company's maximum matching contribution is limited to the first 6% of a participant's compensation, as defined in the Plan. In accordance with the aforementioned calculation, the Company's matching contribution was 0% and 10% for the 1999 and 1998 Plan years, respectively.

      VESTING - Participants are immediately 100% vested in all associate and Company contributions.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and the Company's matching contribution. Plan earnings are allocated based on the participant's pro-rata share of each investment fund.

      INVESTMENT OPTIONS - Under the Plan, participants have a variety of investment options available. The mutual fund options are proprietary products of T. Rowe Price, the investment manager and Plan trustee.

      Participants may invest their account in minimum whole increments of 1%. On March 18, 1999, the Plan was amended to remove the Company's common stock as an investment option for future contributions or changes in participant investment elections. Currently, participants may invest their account in any of the following investment options:

            New Income Fund consisting, according to the fund's prospectus, primarily of income-producing investment-grade debt securities.

            U.S. Treasury Fund consisting, according to the fund's prospectus, exclusively of short-term U.S. government-backed securities, primarily U.S. Treasuries.

            Equity Income Fund consisting, according to the fund's prospectus, primarily of dividend-paying common stocks, with emphasis on established companies, with prospects for both increasing dividends and capital appreciation.

            Capital Appreciation Fund consisting, according to the fund's prospectus, of investments in common stocks believed by T. Rowe Price to be undervalued in relation to various measures, such as assets or earnings, and also investments in fixed income and other securities.

            Spectrum Growth Fund consisting, according to the fund's prospectus, of investments in primarily T. Rowe Price domestic stock funds and also in a T. Rowe Price foreign stock fund.

            Balanced Fund consisting, according to the fund's prospectus, of approximately 60% in common stocks and the balance in fixed income securities and cash reserves.

            New Horizons Fund consists, according to the fund's prospectus, primarily of common stocks of small, rapidly growing companies.

            International Stock Fund consists, according to the fund's prospectus, of common stocks of established, non-U.S. companies.

      Earnings from the funds, consisting primarily of interest and dividends, are automatically reinvested in their respective fund.

      At December 31, 1999, there were a total of 3,921 participants in the Plan.

      LOANS TO PARTICIPANTS - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balances. Loan transactions are treated as a transfer to
      (from) the investment fund and (from) to the Participant Loan Account. The loans are secured by the participant's account and bear interest at a rate on the date of loan origination which is comparable to the interest rate charged by lending institutions for loans made under similar circumstances as determined by the Plan trustee. Interest rates on outstanding participant loans range from 7.0% and 12.5% at December 31, 1999 and 1998. Principal and interest are paid ratably through weekly payroll deductions. Loan repayment periods generally range from one to five years. At December 31, 1999, 698 participants had loans outstanding from the Plan.

      PAYMENT OF BENEFITS - Upon termination of employment prior to retirement, all participant balances less than $5,000 are distributed in a lump-sum amount. Balances $5,000 and above may, at the participant's option, be distributed in a lump-sum or held until retirement. Upon becoming permanently and totally disabled or upon normal retirement, the participant has the option of receiving his or her balance as a lump-sum, in installments, or as a combination. Distributions upon the death of a participant are paid in a lump-sum amount.

      As of December 31, 1999 and 1998, net assets available for benefits included $2,551,080 and $1,518,266, respectively, due to participants who have withdrawn from participation in the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan's financial statements are prepared under the accrual method of accounting.

      INVESTMENTS are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost which approximates fair value.

      PAYMENTS OF BENEFITS - Benefits are recorded when paid.

      NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS includes both realized and unrealized (depreciation) appreciation.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, such as investments, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    RELATED PARTY TRANSACTIONS

      The Plan is administered by the Employee Benefit Plan Committee appointed by the Company's Board of Directors. T. Rowe Price serves as trustee and investment manager. Fees paid to the trustee by Plan participants amounted to $121,015 and $165,930 for the years ended December 31, 1999 and 1998, respectively.

4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

      In the event of Plan termination, Plan assets will be distributed, if permissible, or transferred for the benefit of participants in relation to their vested account balances.

5.    TAX STATUS

      The Plan has received a determination letter indicating it is qualified under Section 401(a) and meets the additional requirements of section 401(k) of the Internal Revenue Code and that the related trust is exempt from federal income tax under Section 501(a) of the Internal Revenue Code.



                                     ******

SERVICE MERCHANDISE COMPANY, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

(A)                 (B)                                       (C)                         (D)+          (E)
                                                 DESCRIPTION OF INVESTMENT
       IDENTITY OF ISSUE, BORROWER,        INCLUDING MATURITY DATE, RATE OF INTEREST,                  CURRENT
         LESSOR, OR SIMILAR PARTY              COLLATERAL, PAR OR MATURITY VALUE          COST          VALUE
----     ------------------------              ---------------------------------          ----          -----
 *     Service Merchandise Company, Inc.         Common stock - $.50 par value                       $   230,757

 *     T. Rowe Price                             New Income Fund                                       6,899,577

 *     T. Rowe Price                             U.S. Treasury Fund                                   11,890,363

 *     T. Rowe Price                             Equity Income Fund                                   21,931,765

 *     T. Rowe Price                             Capital Appreciation Fund                             4,630,914

 *     T. Rowe Price                             Spectrum Growth Fund                                 10,328,476

 *     T. Rowe Price                             Balanced Fund                                         5,739,446

 *     T. Rowe Price                             New Horizons Fund                                     1,321,738

 *     T. Rowe Price                             International Stock Fund                                565,869

       Participant notes receivable              Interest rates ranging from 7.0% to 12.5%             3,363,415
                                                                                                     -----------
            Total investments                                                                        $66,902,320
                                                                                                     ===========

* Represents party-in-interest.

+ Cost information is omitted as all investments are participant directed.

                                 EXHIBIT INDEX


Exhibit No.     Description                           Submission Media
-----------     --------------------------------      ----------------
Ex 23           Consent of Deloitte & Touche LLP,     Electronic
                Independent Public Accountants,
                dated June 28, 2000

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             SERVICE MERCHANDISE COMPANY, INC.

Date: June 28, 2000                          /s/ C. Steven Moore
                                             ---------------------------------
                                             C. Steven Moore
                                             Committee Member



Date: June 28, 2000                          /s/ Thomas L. Garrett, Jr.
                                             ---------------------------------
                                             Thomas L. Garrett, Jr.
                                             Committee Member



Date: June 28, 2000                          /s/ Eric A. Kovats
                                             ---------------------------------
                                             Eric A. Kovats
                                             Committee Member